Exhibit 12.1

Boyd Gaming Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
(In thousands, except ratio amounts)	2018	2017	2017	2016	2015	2014	2013
Income/(loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$51,291	$51,349	$171,113	$7,768	$4,443	$(56,033)	$(55,887)
Add:
Fixed charges	46,872	46,202	183,221	223,201	234,380	241,108	272,046
Distributed income of equity investees	—	—	392	—	—	—	—
Subtract:
Interest capitalized	—	170	—	(494)	(136)	(1,232)	(1,108)

Earnings, as defined (1)	$98,163	$97,721	$354,726	$230,475	$238,687	$183,843	$215,051

Fixed Charges:
Interest expense, net of interest capitalized	$44,259	$43,674	$173,108	$212,692	$224,590	$230,060	$262,995
Interest capitalized	—	—	—	494	136	1,232	1,108
Interest component of rental expense	2,613	2,528	10,113	10,015	9,654	9,816	7,943

Fixed Charges (2)	$46,872	$46,202	$183,221	$223,201	$234,380	$241,108	$272,046

Ratio of earnings to fixed charges	2.1x	2.1x	1.9x	1.0x	1.0x	—	—
Deficiency of earnings to fixed charges	$—	$—	—	$—	$—	$(57,265)	$(56,995)

(1)	For purposes of computing this ratio, “earnings” consist of income before income taxes and income/(loss) from unconsolidated affiliates, plus fixed charges (excluding capitalized interest) and distributed income of equity investees. Current year amortization of previously capitalized interest is not included as these amounts are not material.
(2)	For purposes of computing this ratio, “fixed charges” include interest whether expensed or capitalized, amortization of debt expense, discount, or premium related to indebtedness (included in interest expense), and such portion of rental expense that we deem to be a reasonable representation of the interest factor.